Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0305
U.S.A.

May 19, 2006

RE:	ADMINISTRADORA DE FONDOS PENSIONES PROVIDA S.A.
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
FILE NO. 1-13406

Dear Mr. Rosenberg:

This letter is in response to the Staff's comment letter dated March 14, 2006 (the "Comment Letter"), relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the "2004 20-F") of Administradora de Fondos Pensiones Provida S.A. ("Provida", "we" or the "Company").

By way of introduction and to provide context for our responses to the Staff’s comments which follow, the following is a general overview of our business:

Services provided. Provida is the largest and one of the oldest pension fund administrators (“AFPs”) operating in Chile and has occupied a leading position in the private pension industry since its inception. Chilean AFPs are regulated pursuant to Law Decree 3,500 (the “Chilean pension law”) and are regulated by the Superintendency of Pension Fund Administrators (the “SAFP”). AFPs are authorized by law to provide the following services:

  collection of contributions made by affiliates;
  administration of individual capitalization accounts “ICA’s” (see the definition in Item 4 on page 16 of our 2004 20-F);
  investments of affiliate contributions in pension funds managed by the AFP; and
  provision of life and disability benefits for affiliates.

Primary revenues. The AFPs earn fees in connection with the collection of contributions to affiliates’ ICA’s and the administration of ICA’s; in 2004, MCh$107,935, or 87.7% of Provida’s total operating revenues, was fee income received for providing these, and complementary, services. Almost all of the fee income results from charges levied on affiliates’ monthly contributions to their ICA’s.

Gains on mandatory investments (see page 58 of our 2004 20-F for an explanation of Mandatory investments) required by the Chilean pension law accounted for an additional MCh$10,699, or 8.7% of Provida’s total operating revenues, in 2004.

Primary expenses. As described below, AFPs are required by the Chilean pension law to obtain insurance to cover their obligation to provide life and disability benefits to their affiliates. In 2004, life and disability insurance premium expenses accounted for MCh$50,794, or 55.4% of Provida’s total operating expenses. Payroll expenses for administrative and sales personnel accounted for MCh$24,385, or 26.6% of Provida’s total operating expenses.

The life and disability insurance scheme. If an affiliate dies or becomes disabled before the legal age of retirement (60 and 65 years old for women and men, respectively) and before accumulating sufficient funds in his or her ICA to support payment to the affiliate or his or her beneficiaries of the pension benefits required by the Chilean pension law, the AFP has an obligation to make up the shortfall in the affiliate’s ICA. Under the Chilean pension law, each AFP is required to obtain an insurance policy with a licensed life insurer to provide coverage for this obligation.

Payment of benefits to the affiliate or beneficiaries. Pursuant to the insurance policy, the insurance company pays disabled affiliates a monthly “temporary pension” for three years following an initial determination of disability. Three years after the initial determination of disability, if the affiliate’s disability is determined to be permanent, and there is a shortfall in the affiliate’s ICA, as described above, the insurance company will pay a lump sum into the disabled affiliate’s ICA to make up for the shortfall. At that point the affiliate will have the same range of options regarding the assets in his or her ICA as a retired affiliate not afflicted with a disability.

A medical commission designated by the SAFP makes both the initial determination of disability, which qualifies an affiliate for the temporary pension, and the final determination of disability three years after the initial determination.

If an affiliate dies of a non-work related accident or illness prior to reaching legal retirement age and before accumulating the required level of capital in his account, as in the case of a disability, the insurer will pay a lump sum to make up for any shortfall that exists in such deceased affiliate’s ICA.

Provida’s payments to the insurer. Under the insurance policy, Provida pays the insurer a “temporary rate,” currently equal to 0.70% of the aggregate taxable income of all of Provida’s affiliates, which is intended to provide the insurer with a portion of the funds it will be required to pay to affiliates for life and disability benefits1. Provida also pays the insurer a fixed monthly management fee, which in 2004 was MCh$37.0 per month that is not considered an advance on payments the insurer will be required to make to affiliates. In 2004, Provida’s aggregate payments to the insurer of the temporary rate and the monthly management fee were an aggregate of MCh$30,826.

1 In this response letter, references to disability benefits are meant to include life benefits in addition to disability benefits, unless the context otherwise requires.

At the beginning of each year, Provida and the insurer compare the funds paid by Provida for the prior fiscal year under the temporary rate (the “temporary payments”) to the sum of (i) the funds actually paid by the insurer to affiliates or his or her beneficiaries and (ii) the amount estimated by the insurer that it will be required to pay disabled affiliates (the “insurer disability provisions”) once final determinations of disabled status are made by the medical commission referred to above (the sum of (i) and (ii) is referred to herein as the “casualty rate”). If the casualty rate is greater than the temporary payments, Provida pays the insurer the difference, up to a maximum amount based on the maximum casualty rate (the percentage of the aggregate taxable income of all of Provida’s affiliates) included in the insurance contract, which in 2004 was 1.10% .2 Provida has no obligation to pay the insurer for a casualty rate that exceeds the maximum rate. If the casualty rate is less than the temporary rate, the insurer would rebate the difference to Provida (this has not occurred in the past 8 years). For fiscal year 2004, the additional payment made by Provida to the insurer as a result of the comparison of the temporary rate to the casualty rate was MCh$14,043.

As further described in our response to comments 3 and 8 below, in each of the four years prior to and including 2004, Provida has been required to make payments to the insurer that have exceeded the casualty rate communicated to us by the insurer for each such year because the actual payments ultimately made by the insurer to disabled affiliates corresponding to such year have exceeded the communicated casualty rate. To more closely align Provida’s revenues with the expenses relating to such revenues, beginning in 2004, under Chilean GAAP (with retroactive effect, but reflected only in our 2004 income statement as required by the SAFP), Provida developed a predictive model to allow it make more accurate provisions in respect of the disability and beneficiary payments that it believes the insurer will be required to make such that Provida’s total provisions at year end would more closely align with the future payments Provida would be required to make to the insurer. The basic thesis of Provida’s predictive model is to attempt to use, at the time it takes provisions, the information it believes will be applicable three years later at the time a final determination of the required disability payment amount is made. This approach contrasts with that taken by insurance companies, which do not adjust the variables they use to predict forward the amounts that they will be required to pay. In respect of 2004, the aggregate amount of additional provisions taken by Provida as a result of applying its predictive model was MCh$8,098.

Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in italics and is followed by the Company’s response.

[2] Historically, the insurance contracts have also included a “cut rate” which was a rate between the maximum rate payable by Provida and the temporary rate. If the casualty rate was between the cut rate and the maximum rate, Provida would pay this additional amount. If the casualty rate was between the temporary rate and the cut rate, Provida would be required to pay the difference plus 10% of the difference between the casualty rate and the cut rate. Because casualty rates have not been lower than the cut rate since 1997, Provida and the insurer agreed in January 2005 to discontinue the use of the cut rate in their insurance contracts. The insurance contract applicable to fiscal year 2005 does not include a cut rate.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Accounting for Life and Disability Insurance Cost, page 61

1.	Please refer to your response to prior comment one and your description of the unfavorable casualty rate adjustments. Your disclosure does not appear to respond to all of the issues in our comment. You disclose your obligation to provide life and disability benefits and fund “any additional contribution to those participants who qualify for a Disability or Survival Pension as required by law.” It appears that you remain ultimately liable for all participant benefits in the event that your insurers do not meet their obligations. Please refer us the technical guidance upon which you based your US GAAP accounting for these insurance obligations. Specifically address the applicability of FAS 60 and FAS 113 as well as EITF 03-8 to recognize a liability for probable losses from IBNR claims. In addition, please provide the following information in a disclosure-type format for each year presented.

Provida recognizes its claim cost in accordance with paragraph 18 of FAS 60. The gross presentation required under FAS 113 is not applicable as, for all years presented, no recoverable from the insurance company existed. Regarding EITF 03- 8, the period between occurrence of disability and reporting of such is so short as to result in insignificant additional provisions.

• Describe your life and disability insurance coverage, such as eligibility, nature of disabilities covered, computation of benefit amount, maximum amount of benefits provided, duration of coverage and required waiting periods. Describe significant changes in coverage during the periods presented.

Under the Chilean pension law, AFPs must provide life and disability benefits to affiliates or their beneficiaries in the event of death or disability of the affiliates prior their retirement, excluding casualties associated with illnesses or professional accidents since these risks are covered by employers.

Affiliates are eligible for these benefits if:

• they are salaried workers and either (a) they were current contributors to an account with an AFP at the time of the disability or death or (b) they have made at least one contribution in the last year and that contribution was preceded by at least six monthly contributions in the last twelve months, or

• they are self-employed and made a contribution in the month prior to the disability or death (the Chilean pension law does not require self-employed workers to make monthly contributions).

Disability benefits are given to those affiliates who have not reached the legal age of retirement (60 and 65 years old for women and men, respectively) and have been qualified by medical commission designated by the SAFP as having their working capacity diminished by at least 50%, as follows:

–	Affiliates with a partial disability, defined as experiencing a loss of between one-half and two-thirds of their working capacity, are entitled to receive a pension equal to 50% of their prior income, which is defined as their monthly average taxable income for the last ten years, or for the latest period during which they worked, as adjusted for inflation.

–	Affiliates with total disability, defined as experiencing a loss of more than two-thirds of their working capacity, are entitled to receive a pension equal to 70% of their prior income.

As mentioned above in the introduction, the medical commission makes both the initial determination of disability (the “initial disability entitlement determination”), which qualifies an affiliate for the temporary pension, and the final determination of disability three years after the initial determination.

Survival benefits are granted to legal beneficiaries of affiliates who die before reaching the legal age of retirement. Benefits are established as a percentage of the affiliate’s prior income, as defined above. The applicable percentage depends primarily on the family status of the beneficiaries: for a spouse with no children the percentage is 42.0%; for a spouse with children, 35.0%, plus for each child up to 18 years of age 10.5% (up to 24 years old for students and for life for disabled children).

If the disabled or deceased affiliate’s ICA does not contain the amount of funds (the “required pension amount”) that will be necessary in order to pay, over the applicable number of years, the required pension, the insurer (under its contract with the AFP) must record a provision in respect of its obligation to make up the shortfall (the “shortfall payment”) in three years when the final determination of disability is made. In order to calculate the shortfall, the insurer must take into account the three years of temporary pension payments that will be received by the affiliate following the initial disability entitlement determination. As further described below, the insurer makes these calculations at the moment of the initial disability entitlement determination, which is three years prior to the point in time when the insurer would be required to make the shortfall payment if a final determination of disability is made. The insurer calculates the shortfall payment at the time of the initial disability entitlement determination (the “initial disability amount determination”) on the basis of the information available to it at that time, including regarding current annuity rates and the amount of funds in the affiliate’s ICA. If a final determination of disability is made, the insurer updates the initial disability amount determination based on the new information available to it at such time.

If the insurer for any reason (including bankruptcy) were not able to make the shortfall payment, the AFP would be responsible for making in-process payments. Under the AFP’s insurance policy, however, once the shortfall payment into the disabled or deceased affiliate’s ICA is made by the insurance company (or the AFP), the AFP does not have any future liability to the disabled affiliate or the deceased affiliate’s beneficiaries.

•	Describe and quantify the net amount of risk borne by you.

Under Provida’s 2004 insurance policy, the insurer was required to cover all life and disability benefits in excess of 1.10% of the aggregate taxable income of Provida’s affiliates. As mentioned above, however, if the insurer were not able to make any required payments to affiliates, Provida would be responsible for such payments. Accordingly, Provida is exposed to the credit risk of the insurer, to the extent of claims not paid prior to any bankruptcy, dissolution, or winding up (or similar event) of the insurance company that would render it unable to satisfy its obligations under the insurance contract. Our insurer currently maintains one of the highest credit ratings in Chile.

Our sensitivity analysis on page 10 reflects the quantified risk at a level of approximately 1.1% of the aggregate taxable income of Provida’s affiliates.

•	You state that you use a point estimate instead of a range. Expand your discussion of the various methods and key assumptions used in your predictive model. If multiple point estimates were generated, describe the different values and why one point estimate was selected as a best estimate over other point estimates. Clarify whether the liability recorded in the financial statements was based solely on your best estimate. If not, explain and quantify any adjustments to your best estimate in finalizing the recorded liability.

As described above, Provida has, through experience, concluded that the insurer’s calculations regarding the required amounts to provision in respect of future disability payments underestimate the actual amounts that the insurer will be required to pay. Though SAFP rules do not require AFPs to make additional provisions for any amounts that the AFP estimates the insurer or it will be required to pay, AFP's may make such provisions to the extent supported by available evidence. Provida has developed its predictive model to more accurately forecast the amounts that will be required to be paid to disabled affiliates once their final determination of disability is made. The basic thesis of Provida’s predictive model is to attempt to use, at the time of the initial disability entitlement determination, the information it believes will be applicable three years later at the time of the final determination of disability. This approach contrasts with that taken by insurance companies, which use only information that is available at the time of the initial disability amount determination.

The provisions recommended by our predictive model represent our best estimate of our required future payments and these are the actual provisions that we record in our financial statements.

The following is a description of the key information used by Provida in its predictive model and how such information contrasts with the information used by insurance companies:

–	Discount rates: In order to calculate the required pension amount, a stream of pension payments must be discounted back to the date of calculation using an interest rate specified under the Chilean pension law. The interest rate required to be used is the market rate for annuities. At the date of the initial disability amount determination, the insurer uses the current market rate for such an annuity. Provida, however, uses the 3 year forward rate for the 10 year government bond (there is no market for forward rates for annuities) and adds a premium to account for the risk that the 10 year bond will behave differently than the annuity. Provida currently uses a discount rate of 4%, which is based on the current rate on 10 year government bonds of 3.23% and a risk premium of 0.75% . To the extent that 4% is lower than the current annuity rate used by the insurer, Provida’s provisions will exceed the insurer disability provisions.

–	Affiliate’s family composition: As mentioned above, an affiliate’s family composition affects the disability pension amount to which the affiliate is entitled. At the time of the initial disability amount determination, the insurer uses family information that was collected at the time the affiliate first entered the pension system, which, in many cases, can be significantly outdated. Such family information used by the insurer often does not reflect intervening events, such as marriage and childbirth. By contrast, in its predictive model, Provida assumes that the family composition of a disabled affiliate is consistent with the average family composition for its entire universe of affiliates. Since affiliates are more likely to be unmarried and without children when they enter the pension system, this assumption generally increases (relative to the insurance company’s estimates) the provisions Provida makes in respect of future disability payments.

–	Frequency of casualties: Provida generally assumes that the number of disabled affiliates will grow year-to-year at the same rate as the expected growth of the overall affiliate portfolio, which has been an average of 6% in the past 3 years. This correlation between growth in the number of disabled affiliates and growth in the overall affiliate portfolio has existed in the prior 5 years. By contrast, the insurer does not reflect an expected growth rate in the affiliate portfolio in making its estimates of future disability payments.

–	Returns on ICA’s: Affiliates have a positive balance in their ICA’s, and this balance will earn investment income over the three years following the initial disability amount determination until the final determination of disability is made. The insurer’s calculations do not take into account that the affiliate’s ICA will grow over such three year period. Provida’s predictive mode assumes that the ICA will grow in line with the historical average growth rate (6%) of the largest of the five funds in which affiliates are permitted to contribute. This fund represented 55% of the aggregate affiliate invested funds in 2004. Taking into account such projected growth of the affiliate’s ICA generally reduces (relative to the insurance company’s estimates) the provisions Provida makes in respect of future disability payments.

–	Death of disabled affiliate: A certain percentage of affiliates that receive an initial disability entitlement determination die prior to the final determination of their disability. Since beneficiary benefits are lower than disability payments, this percentage can significantly influence the amount of disability payments that are ultimately required to be made. The insurer assumes that no disabled affiliates will die prior to the final determination of their disability. Provida, however, based on historical experience, assumes that 10% of such affiliates will die prior to such time. Taking into account that 10% of disabled affiliates will die prior to the final determination of their disability generally reduces (relative to the insurance company’s estimates) the provisions Provida makes in respect of future disability payments.

The additional disability provisions that Provida makes are based solely on our estimates relating to each of the foregoing criteria. For purposes of inclusion in the critical accounting policies in our Form 20-F rather than as various “probability analysis,” Provida performs a sensitivity analysis of possible fluctuations in each of these factors, as follows:

–	Discount rate: As discussed above, Provida’s predictive model uses a discount rate of 4% based on the 3 year forward rate of the 10 year government bond plus a risk premium. For its sensitivity analysis, Provida uses rates of 3% and 5%, which are the historical minimum and maximum rates for the annuity on which disability pension payments are based.

–	Frequency: Provida’s predictive model assumes 6% growth in the overall affiliate portfolio. For its sensitivity analysis, Provida uses growth rates of 0% and 12%.

–	Returns on ICA’s: As discussed above, Provida’s predictive model uses a return of 6% on affiliates’ ICA’s. For its sensitivity analysis, Provida uses a return of 0%, which has never occurred in the 25 year history of the Chilean pension fund industry, and a maximum return of 10%, which is equivalent to the average return of all funds in the Chilean pension fund system since its inception.

The following table sets forth the results of the sensitivity analysis, using the criteria described above, as well as the base case reflecting the criteria used by Provida to arrive at the actual provisions it has taken:

		2004
	Worst	Base	Best
	Scenario	Scenario	Scenario

Discount Rate	3%	4%	5%
Frequency	12%	6%	0%
Rate of return on ICA’s	0%	6%	10%

Extrapolated Casualty Rate (*)	1.13%	0.97%	0.84%

Total Provisions (MCh$)	$35,326	$22,442	$11,967

(*) This % is extrapolated based on its comparison with the 1.10% maximum casualty rate.

Your statement that there have been no known historical trends which would cause changes in your predictive model appears to be inconsistent with the frequency and magnitude of unfavorable casualty rate adjustments and the long term nature of disability risks. Explain this apparent inconsistency.

As described above, Provida’s predictive model was designed to take into account known historical trends and other information that were causing Provida to make unfavorable casualty rate adjustments. The most significant historical trend that affected the unfavorable casualty rate adjustment is the discount rate and as it is explained in page 7, Provida has included this variable in its predictive model. We will add disclosure in our liquidity section, in future fillings, describing the effects on our results of operations and financial condition of significant changes in the material assumptions used in our predictive model.

Include quantified and narrative disclosure of the impact reasonably likely changes in one or more of the variables in your predictive model, such as changes in survival and disability rates or casualty costs, would have on your reported results, financial position and liquidity.

We believe that the discussion and table above regarding Provida’s predictive model and sensitivity analysis address this comment. In the worst scenario, Provida’s net income and total shareholders equity for 2004 would have been MCh$23,454 and MCh$169,630, respectively. We will include a similar sensitivity analysis in our “Critical Accounting Policies” section in future filings.

Regarding liquidity, Provida has historically financed its working capital requirements with cash generated from operations and short-term borrowings from credit lines. See the previous bullet point response in the last paragraph for the disclosure we expect to include in future filings.

Reimbursements from insurance companies and state guarantee funds appear to be significant in each period presented. Describe your accounting for these reimbursements, how they are considered in your predictive model and determination of casualty rate adjustments and the related impact on operating results.

The reimbursements from insurance companies and state guarantee funds that are described in Note 8e to our financial statements reflect reimbursements for payments made by Provida on behalf of the insurer and the government. These payments are the responsibility of the insurer, under our insurance contract, or the state, as the case may be, but, because of administrative problems in making these payments on a timely basis, the insurer and the government have asked us to make such payments on their behalf and have agreed to reimburse us for such payments within 30 days. As such, the amounts reflected in Note 8e are merely reimbursements of short-term advances and are not included in our predictive model. They are set up as short-term receivables upon advance to affiliates which are reversed when the reimbursement is received and cash is debited.

2	Please refer to prior comment two. In 2004, you developed a predictive model to estimate the ultimate liability associated with your life and disability insurance and related casualty rate adjustments. You also state that “historical experience methodology amounts are received from the insurance companies,” which are “responsible for administration of life and disability payments.” It appears that your newly developed predictive model requires periodic updates of loss experience data from your insurers. Please describe in a disclosure-type format your process for updating the predictive model (e.g. frequency, sources of data, cut off dates and verification procedures).

Our predictive model was developed to provide us with the most accurate estimates of the payments we will be required to make to the insurance company with which we have contracted for coverage of our obligation to provide affiliates with death and disability payments. As described above, we generate the inputs for the predictive model internally or from third-party sources. We do not receive information from the insurance company that is used in our predictive model. Moreover, since affiliates (or their beneficiaries) who wish to receive death or disability payments must contact us in such an event, and not the insurance company, we receive all available information that could be relevant to frequency of claims.

We review the inputs for the predictive model at least every quarter and make any changes to such inputs that we consider appropriate at such time.

Specifically discuss the following:

• How and to what extent you expect insurer reporting time lags and claim processing backlogs to affect your liability estimates in the future.

As described above, we do not rely on information received from the insurer for our predictive model. In addition, we receive claim information from affiliates (or their beneficiaries) directly and pass it onto the insurer. Accordingly, insurer reporting lags or claim processing speed have no effect on our predictive model.

• The process you perform to determine the accuracy and completeness of the information received from your insurers. Explain how you have compensated for the apparently significant limitations in the completeness and accuracy of data maintained by these insurers, as described in your response to comment eight.

We reconcile the disability payment information we receive from the insurer against the claim information we have received from affiliates (or their beneficiaries) on a monthly basis in order to confirm that the information that the insurer provides to us is consistent with the claim information we have received. If this information contains errors, we address them with the insurer.

• The impact of these data limitations on your insurers’ ability to properly administer claim payments.

As described above, we provide claim information to the insurer.

Operating Results, page 66

3.	Please refer to prior comment four. It appears that you restated prior year financial statements to correct errors in your provisions for casualty rates recorded in prior years. Further, these errors appear to have arisen from deficiencies in the data provided by your insurers and the required development of a predictive model. Please provide a more specific description of the nature of these errors. Explain why these restatements occurred in the periods presented and why the impact of these errors varied so significantly in 2002 and 2003. Discuss the likelihood that the trend in casualty rate adjustments on a US GAAP basis, as restated, will continue in the future.

Prior to the development of our predictive model, in the first three months of each year we would compare the temporary payments and the amounts we had provisioned in the prior year to the actual amount of the insurer disability provisions the insurance company informed us it had been required to make and would take a charge for any negative difference. In January 2004, in accordance with a new ruling of the Superintendency of AFPs, we were required to allocate this shortfall to each of the prior years in which the claims arose instead of taking the charge in the current year. This allocation resulted in restatements for 2003, 2002 and 2001.

As described above, in 2004 our predictive model indicated that the amount of actual life and disability payments we would be required to make in the future were greater than the amounts the insurance company had been informing us we would be required to make. Instead of allocating the difference in such amounts to the prior years in which the claims had occurred, the Superintendency of AFPs required us to take a charge and restate our financial statements for 2004.

Under U.S. GAAP, as a result of the changes described above, the years 2004 and 2003 were positively affected due to the reversal of provisions taken in such years since the significant majority of the adjustments related to additional provisions in respect of disability claims that arose in earlier years. This approach is consistent with APB No. 20. As a result of the use of our predictive model, we do not expect that we will be required to make such restatements in future years.

For US GAAP purposes, we allocated the charge arising from application of our predictive model to the prior years in which the corresponding claims had been made in accordance with APB 20, Correction of Errors.

Based on our predictive model currently in force, we may reasonably assure that the adjustments of previous years recorded as restatements, would not occur in the near future since our predictive model contemplates the best estimation of the most relevant variables.

4.	Please refer to your response to prior comment four. We were unable to relate the liability for life and disability insurance shown on page seven of your response letter to your financial statements. Please explain to us how these amounts are presented in your financial statements. Tell us how these amounts relate to provisions for unfavorable casualty rates in Note 20.

We concluded that the liability amounts calculated by our predictive model represented the appropriate accounting for the years presented under US GAAP and in accordance with APB 20, Correction of Errors. Accordingly, we allocated the effects of the errors resulting from the differences between the amounts calculated by our predictive model and the amounts previously recorded to the following periods in the following amounts, as noted in our US GAAP footnote in our financial statements:

Allocation of adjustment to appropriate years
(effect on opening stockholders’ equity for	Jan. 1,	Jan. 1,	Jan. 1,
provision for higher casualty rate)	2002	2003	2004

Short Term Liability for life and disability insurance	10,693	9,863	16,850	(*)

Short Term Liability for life and disability insurance			2,775	(**)

Total Liability for life and disability insurance (*)	10,693	9,863	19,625

Allocation (effect on opening stockholders’ equity for
provision for higher casualty rate) of adjustment to
appropriate years	1,275	3,482	(5,560)	(***)

Liability for life and disability insurance	11,968	13,345	14,065

(*)	As shown in the first table on page 70 of our financial statements.
(**)	As shown in the first sentence after the first table on page 70 of the financial statements.
(***)	As shown on page F-64 of the financial statements.

5.	Your disclosure in response to prior comment five does not appear to discuss or quantify the factors determining the quality and potential variability of earnings and cash flow and the impact of known trends and uncertainties on future operating performance. This discussion appears to be particularly relevant given the significance of your casualty rate adjustments to operating results and your reliance on a newly developed predictive model. Please expand your disclosure to provide this analysis and discussion on a US GAAP basis.

In our responses to comments 1 and 2 above, we describe the sensitivity analysis we perform to estimate the changes in key factors that could affect calculations under our predictive model and the effects of variations in such factors on our key performance measures.

The effects of such variations do not differ significantly between Chilean GAAP and US GAAP. We will include a similar disclosure in future filings.

Contractual Obligations, page 79

6.	Please refer to prior comment six and your intention to remove the amounts noted from the table. The intent of Financial Reporting Release 67, Disclosure in Management‘s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, regarding the contractual obligation table is to obtain enhanced disclosure concerning a registrant’s contractual obligations, and the exclusion of ordinary course items would be inconsistent with the objective of this Rule. Given the apparent precision of your predictive model, as reflected in your multi year restatement, it appears that you are able to determine the time period in which you expect to pay out the insurance liabilities. Please provide this disclosure in the contractual obligation table with supporting footnotes. For that portion of the liability where you are unable to determine the expected time period of payments, please quantify these amounts and discuss why you cannot estimate the expected time period of payments and how your inability to estimate timing of payments could affect your future financial position and results of operations.

Using our predictive model we are able to estimate the expected time period of payments to the insurance company related to disability benefits which we will be required to make.

The following table presents our contractual obligations related to the life and disability insurance payments as of December 31, 2004:

		Less than 1			After 5 years
In million of constant Ch$	Total	year	1-3 years	4-5 years	(1 year)

Other contractual obligations
(Life and Disability Insurance)	$303,735	$45,792	$97,152	$105,079	$55,713

Payments under the life and disability insurance contract we have entered into with BBVA Seguros de Vida represent 100% of the amounts under “other contractual obligations” calculated using our predictive model through year 6, as any estimate beyond that point would contain variables selected on a subjective basis only.

We will include the information in the table and the paragraph above as an explanatory note thereto in future filings.

7.	Please refer to your response to prior comment six. You proposed disclosure, which states that future payments can “fluctuate significantly depending on the outcome of several variables,” appears to conflict with your response to comment one that there are no unpredictable trends or known historical trends that would cause changes in your predictive model. Please explain this apparent inconsistency.

The contractual obligations table presented in our response to comment 6, excludes our obligation to make payments under our life and disability insurance contract with BBVA Seguros de Vida S.A. for all periods beyond six years from December 31, 2004. As we described above, our predictive model is based on criteria, such as the forward rate of the 10 year government bond, that can vary over time. Variability in such criteria, which is increasingly likely the further into the future estimates are made, would lead to different estimated amounts under our predictive model. As we note in our response to comment 2 above, our predictive model estimates payments only for a three year period.

Item 18 Consolidated Financial Statements

Note 41. Differences between Chilean and United States Generally Accepted Accounting Principles

I.  Differences in Measurement Methods, page F-56

8.	In your response to prior comment eight you appear to discuss two types of accounting errors and restatements, one related to annual premium true ups and the other related to your adoption of the predictive model to more accurately project the casualty rate. We do not understand your basis for concluding that under US GAAP a restatement was necessary for these true-ups. Also, we were unable to relate the true-up restatement amounts, shown on page 10 of your response letter, to your financial statements. Please provide this information in a disclosure-type format. Refer us to the technical literature upon which you based your decision to account for these true-ups as restatements of prior year financial statements under US GAAP.

As noted in our response to your prior comment 8, the March annual true-ups are required to be performed under the terms of the disability insurance contracts. As described in the introduction to this letter, there are two components to the premiums due under the disability insurance contracts. The first component is the temporary payments made monthly based on the temporary rate. The second component is the true-up payment which reflects the difference between the temporary payments and the insurer disability provisions. Prior to 2003, these true-up adjustments were recorded in our financial statements in the period made, though they pertained to disability claims received in the prior fiscal year. Our restatement related to disability and life insurance expense under Chilean GAAP in our Form 20-F allocated these true-up adjustments to the appropriate historical accounting periods in which the affiliate disability claims were received.

We made the restatement in order to conform our accounting treatment with that prescribed by paragraph 18 of FAS 60 and based on the fact that certain underlying variable information was available to us at the time but not used, based on our understanding of the following excerpt from Concepts Statement No. 6: “accrual accounting attempts to recognize non-cash events and circumstances as they occur and involves not only accruals but also deferrals, including allocations and amortizations. Accrual is concerned with expected future cash receipts and payments: it is the accounting process of recognizing assets or liabilities and the related liabilities, assets, revenues, expenses, gains, or losses for amounts expected to be received or paid, usually in cash, in the future.”

As described in our response to comment 10 above, the second type of true-up to which you refer in comment 8 relates to the development of our predictive model in 2004. The predictive model was designed to capture all information for “amounts expected to be received or paid, usually in cash, in the future” in accordance with Concepts Statement No. 6. In this respect, though the true-ups we make in March of each year are based on claim experience up to the date of the true-up, the true-ups did not reflect the more accurate calculation criteria that we began to use in our predictive model, the most significant of which is the application of the appropriate discount rate.

Additionally, as we mentioned in our previous letter, “The Superintendency of AFP´s required the adjustments for Chilean GAAP purposes, to be posted to the current year income statement for all years presented as well as opening shareholders´ equity in the Chilean GAAP financial statements as of and for the year ended December 31, 2004,” thereby creating a difference between the required Chilean GAAP accounting treatment for such adjustments and the US GAAP accounting treatment for a correction of an error under APB No. 20.

II. Additional Disclosure Requirements, page F-66

9.	We were unable to determine from your response to prior comment 10 whether the separate caption disclosure, Operating Expenses (related Companies), includes all premiums and related casualty rate adjustments paid to related insurance companies. Please clarify this disclosure. Include disclosure of all balance sheet amounts, such as insurance liabilities, with related parties.

In future filings, we will disclose our related party balance sheet amounts for all pertinent years as follows:

Because of the presentation differences in our restatements of our insurance disability obligation, Chilean GAAP versus US GAAP, below, we present our disability insurance provision with related parties under US GAAP as follows:

	2002	2003	2004

Insurance disability provision Short-term	-	$1,810	$15,416
Insurance disability provision Long-term	-	-	$1,232

The remainder of our balance sheet related party disclosure would be the same under Chilean GAAP which is presented in Note 9 to the Chilean GAAP financial statements.

The separate caption disclosure, Operating Expenses (related Companies), was intended to include all premiums and related casualty rate adjustments paid to related party insurance companies. In future filings, we will add a footnote to this line item which will state: “This line item includes all premiums and related casualty rate adjustments paid to related party insurance companies.”

In addition, as the result of your comment on this matter, we reviewed the information included in our response to comment 10 in your prior letter and determined that the following revisions to the operating expense and operating expense (related parties) lines to our income statement for the years presented below were required:

	2002	2003	2004
	MCh$	MCh$	MCh$
Operating revenues:
Fee income	98,248	102,752	107,935
Gain on mandatory investments	5,030	10,051	10,699
Other operating revenues	2,479	2,464	2,751
Other operating revenues (related Companies)	223	755	465

Total operating revenues	105,980	116,022	121,850

Cost of services provided:
Operating expenses	(63,997)	(59,710)	(30,543)
Operating expenses (related Companies)	-	(9,255)	(40,841)
Amortization of customer list	(4,089)	(4,157)	(4,087)
Other	(227)	(325)	-

Gross margin	37,667	42,575	46,379

Administrative expenses	(8,005)	(9,436)	(9,930)
Administrative expenses (related Companies)	(61)	(377)	(1,680)
Selling and marketing expenses	(722)	(735)	(595)

Income from operations	28,879	32,027	34,174

Other revenues (expenses)
Interest expense	(1,036)	(1,052)	(1,458)
Interest expense (related Companies)	(514)	(342)	(438)
Investment income	180	56	37
Other income, net	525	(1,207)	418
Other income, net (related Companies)	60	623	1,317
Gain on sale of AFPC Porvenir Colombia	-	8,685	-
Gain on sale of AFP Crecer El Salvador	-	-	2,263
Gain on sale of 30% AFP Porvenir Rep. Dominicana	-	-	508
Price level restatement	(1,832)	(797)	(1,209)
Foreign exchange gain (loss)	(145)	1,017	1,538

Income before provision for income taxes	26,117	39,010	37,152

Income taxes	(3,627)	(9,928)	(8,120)

Net income before effect of change in accounting principle	22,490	29,083	29,032

Equity method investee income	10,054	7,179	5,115

Net income	32,544	36,262	34,147

If we can provide any further information or if the staff would like to discuss our responses, please call me at (56-2-351-1200).

Sincerely,

/s/ Jorge Matuk C.

Jorge Matuk C.
Chief Executive Officer